EXHIBIT 99.1

RADA Electronic Industries Ltd. Press Release

RADA Compact Hemispheric Radar (CHR) integrated in IMI Iron Fist

Netanya, Israel, June 07, 2016 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA) announced today, following the disclosure in the Israeli press that  the US Army had selected Israel Military Industries (IMI) to provide it with an active protection system for its armored personnel carriers, that is based on IMI’s “Iron Fist” active protection system, which  incorporates the RADA CHR radar system.  While the RADA CHR has been integrated and demonstrated to the US Army during their selection process, no firm order has been received by RADA from IMI or the US Army as yet.

According to Zvi Alon, RADA's CEO, "We are honored to take part in such important program of the US military and we hope to get production orders soon.”

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com